Exhibit 12.1

QIAGEN N.V.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Six Months ended June 30,	Years ended December 31,
	2009	2008	2007	2006	2005	2004
Income before taxes and equity earnings	$74,129	$120,959	$77,338	$104,817	$98,340	$74,930
Adjustments:
Fixed Charges	18,146	44,408	37,421	17,199	9,897	8,803
Amortization of capitalized interest	38	77	77	74	74	74
Capitalized interest	—	—	—	(89)	—	—
Earnings before taxes and fixed charges, as adjusted	$92,313	$165,444	$114,836	$122,001	$108,311	$83,807

	Six Months ended June 30,	Years ended December 31,
	2009	2008	2007	2006	2005	2004
Fixed Charges:
Interest expense	$14,732	$37,527	$31,455	$11,918	$5,940	$5,101
Capitalized interest	—	—	—	89	—	—
Portion of rent expense which represents interest factor	2,660	5,320	4,655	4,323	3,563	3,563
Amortized discounts related to indebtedness	754	1,561	1,311	869	394	139

Total fixed charges	$18,146	$44,408	$37,421	$17,199	$9,897	$8,803

Ratio of earnings to fixed charges	5.09	3.73	3.07	7.09	10.94	9.52